SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On August 24, 2007, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to cause Korea Plant Service & Engineering Co., Ltd. (“KPS”), a Korean corporation which is wholly-owned by KEPCO, to undertake an initial public offering of the common shares of KPS on the Korea Exchange.

KPS is engaged primarily in the maintenance and repair services for electricity generation units and had revenues of KRW 611.0 billion in 2006. As of June 30, 2007, KPS had a paid-in-capital of KRW 9.0 billion, with 18.0 million common shares issued and outstanding.

As currently contemplated, the initial public offering of KPS is scheduled for December 2007 and the number of KPS common shares to be offered to the public at such offering is expected to be 9.0 million shares, or 20.0% of the issued and outstanding shares of KPS following a [2.5 to 1] stock split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager

Date: August 27, 2007